As filed with the Securities and Exchange Commission on June 18, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
OPNEXT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Offer to Exchange Stock Appreciation Rights
for Amended Stock Appreciation Rights
(Title of Class of Securities)
68375 V105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Harry L. Bosco
Opnext, Inc.
Chief Executive Officer
1 Christopher Way
Eatontown, NJ 07724
(732) 544-3400
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing person)
Copies to:

J. Scott Hodgkins, Esq.	Justin J. O’Neill
Latham & Watkins LLP	Opnext, Inc.
633 West Fifth Street, Suite 4000	General Counsel and Senior Vice President
Los Angeles, CA 90071	1 Christopher Way
(213) 485-1234	Eatontown, NJ 07724 (732) 544-3400
CALCULATION OF FILING FEE

Transaction Valuation (1):	Amount of Filing Fee (2):
$8,977,223	$276

(1)	Calculated solely for purposes of determining the filing fee. This amount is based on (i) the approximate aggregate value of the SARs, calculated based on the 20-day moving average of the Common Stock as of May 15, 2007 and (ii) a 100% tender rate of SARs.

(2)	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $30.70 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
Item 4. Terms of the Transaction.
SIGNATURE

INTRODUCTORY STATEMENT
     This Amendment No. 1 amends and supplements the Schedule TO (the “Schedule TO”) filed by Opnext, Inc. (the “Company”) with the Securities and Exchange Commission on May 17, 2007 relating to an offer by the Company to amend the outstanding stock appreciation rights held by eligible employees (as defined in the Offer to Exchange Stock Appreciation Rights for Amended Stock Appreciation Rights filed with the Schedule TO as Exhibit (a)(1) (the “Offer to Exchange”)).
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended by adding the following sentences:
     The Offer to Exchange expired at 5:00 p.m., Eastern Daylight Time, on June 14, 2007. Prior to the expiration date of the Offer to Exchange, two eligible employees forfeited their stock appreciation rights upon resigning from their employment with the Company, which decreased the number of outstanding stock appreciation rights from 663,505 to 658,173. Pursuant to the terms and conditions of the Offer to Exchange, the Company accepted 547,435 stock appreciation rights for amendment, which represented approximately 83% of the stock appreciation rights eligible for amendment under the Offer to Exchange. After the completion of the Offer to Exchange, 110,738 stock appreciation rights which allow for settlement in cash upon exercise remain outstanding.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPNEXT INC.
By:	/s/ Robert J. Nobile
Name:	Robert J. Nobile
Title:	Chief Financial Officer and Senior Vice President, Finance
Dated:	June 18, 2007